

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 3, 2008

Mr. Donald R. Willoughby
Chief Financial Officer
Getty Copper Inc.
1000 Austin Avenue
Coquitlam, British Columbia
Canada V3K3P1

> **Re: Getty Copper Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed July 15, 2008**
> **Form 6-K furnished May 8, 2008**
> **Response letter dated October 17, 2008**
> **File no: 000-29578**

Dear Mr. Willoughby:

    We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2007

General

1.   We have read your response to prior comment 1, indicating that you will amend the Form 20-F to include the financial statements and the U.S. GAAP reconciliations in the document. However, you also state that you will reference the financial information as an exhibit. Please be advised that you may either include the financial statements and the U.S. GAAP reconciliation in the main body of the document or attach this financial information as an exhibit if is your intent to incorporate it by reference.

Controls and Procedures, page 48

2. We note in response to our prior comment 3 you now indicate that you evaluated the effectiveness of your disclosure controls and procedures as of December 31, 2007. However, you continue to state your certifying officers have concluded that your disclosure controls and procedures are effective in timely alerting management to material information relating to the Registrant required to be included in its periodic SEC filings. As indicated in our prior comment 3, when stating your conclusion of effectiveness, you reflect a limitation on your conclusion by not disclosing the complete definition of the term disclosure controls and procedures. Please revise to clarify whether your disclosure controls and procedures were effective or not effective as of December 31, 2007, without qualifications (i.e. not associating that conclusion with a particular aspect of design).

3. We have reviewed your response to prior comment 4 and your proposed disclosures related to your management's assessment of internal control over financial reporting. Please note your management is required to perform an assessment of internal controls over financial reporting as of December 31, 2007 to comply with Item 15T of Form 20-F. However, as a non-accelerated filer you are not required to provide an attestation report from your independent auditors on your internal control over financial reporting as of December 31, 2007. Therefore, we reissue our prior comment 4. For further guidance please refer to Release Nos. 33-8934 and 34-58028 which may be found on our website at:

    http://www.sec.gov/rules/final/2008/33-8934.pdf.

    We also note your proposed disclosure indicating that your certifying officers conducted an evaluation of your internal control over financial reporting to determine whether any changes occurred during the fourth quarter of 2007 that had materially affected or was reasonably likely to affect your internal control over financial reporting. The guidance in guidance in Item 15T(c) does *not* require any evaluation of changes in internal control over financial reporting. However, it requires you to disclose *any change* in your internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonable likely to materially affect your internal control over financial reporting.

    Please contact us by telephone if you have questions regarding this comment.

4. As stated in our prior comment 5, given management's failure to provide its report on internal control over financial reporting, you would need to clarify that

because of this failure, you must now conclude that your disclosure controls and procedures were not effective as of the end of the fiscal year covered by your report. Please contact us by telephone if you have questions regarding this comment.

Form 6-K Submitted on May 8, 2008

Financial Statements

Note 13 Differences between Canadian and United States Accounting Principles

Flow-through Shares and Escrowed Shares & Balance Sheets

5. We have read your response to prior comments 11 and 13 indicating the adjustments to contributed surplus and share capital relate to transactions involving flow-through shares and escrowed shares from prior years. Please expand your disclosure to clarify the US GAAP adjustments made to these equity accounts relate to differences in accounting for flow through shares and restricted shares in prior periods that carryforward to the current balance sheets being presented.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Joanna Lam at (202) 551-3476 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551- 3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief